EXHIBIT 99.1
FOR IMMEDIATE RELEASE
ANNOUNCEMENT
Venture Delta Limited (“Venture”), a substantial shareholder of Thakral Corporation Ltd (“TCL”), refers to the query from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) in its letter dated 3 April 2006 addressed to TCL concerning the substantial increase in the trading volume of the ordinary shares in the capital of TCL (“Shares”) on 3 April 2006, which was released by the SGX-ST on the SGXNET.
Venture is an indirect wholly-owned subsidiary of China Yuchai International Limited (“CYI”) which is a company listed on the New York Stock Exchange. CYI is, in turn, a subsidiary of Hong Leong Asia Ltd (“HLA”), a Singapore-incorporated company listed on the SGX-ST.
As at the date hereof, Venture owns:-
(a)	an aggregate of 369,655,952 Shares[1], representing approximately 19.35% of the total number of Shares in issue[2]; and
(b)	an aggregate of 52,933,440 unsecured 2% convertible bonds due 2009 in the denomination of S$0.80 each issued by TCL (“Convertible Bonds”) which are capable of being converted into an aggregate of 529,334,400 new Shares, representing approximately 27.71% of the total number of Shares in issue[2].
If Venture exercises its right to convert the 52,933,440 Convertible Bonds owned by it into new Shares (the “Conversion”), this will result in the increase of Venture’s shareholding in TCL to an aggregate of 898,990,352 Shares, representing approximately 36.85% of the total number of Shares in issue following the Conversion3. In such event, Venture would be required under Rule 14.1(a) and Rule 19 of The Singapore Code on Take-overs and Mergers (the “Code”) to make mandatory conditional cash offers (the “Offers”) for all the Shares and all the Convertible Bonds not already owned, controlled or agreed to be acquired by Venture, at the price of S$0.08 for each Share and S$0.80 for each Convertible Bond4.

15,595,997 out of the 369,655,952 Shares are subject to a call option granted to certain members of the Thakral family (the “Thakral Family Members”) pursuant to a scheme of arrangement dated 24 October 2001 in relation to TCL. The 5,595,997 Shares are held by HSBC Institutional Trust Services (Singapore) Limited (the “Share Escrow Agent”) in a share escrow account on trust for Venture pending release to Venture subject to the call option. Assuming that the call option is not exercised by the Thakral Family Members, all the 5,595,997 Shares will be released by the Share Escrow Agent to Venture by 31 August 2006. The beneficial interest in the 5,595,997 Shares were previously acquired by Venture from ABSA Bank Limited pursuant to a sale and purchase agreement dated 5 August 2005.
2Based on 1,910,166,168 Shares in issue as at 3 April 2006.
3Based on 2,439,500,568 Shares (taking into account the 529,334,400 new Shares to be issued pursuant to the Conversion and assuming that none of the remaining 17,461,464 outstanding Convertible Bonds is converted and that none of the share options granted under the Thakral Corporation Employees’ Share Option Scheme 1997, the Thakral Corporation Employees’ Share Option Scheme 2001 and the Thakral Corporation Employees’ Share Performance Plan 2001 is exercised).
4 Based on prices paid by Venture for Shares and Convertible Bonds in the 6 months preceding the date of this announcement.

Whilst Venture may from time to time make appropriate preparations to preserve its ability to exercise its right to convert its Convertible Bonds, there is no assurance that the Board of Venture (the “Venture Board”) will exercise the right to convert any or all of its Convertible Bonds into new Shares that will result in the making of the Offers. Venture also reserves the right to convert part (but not all) of its Convertible Bonds into new Shares such that Venture holds less than 30% of the total number of Shares in issue following such conversion, in which event Venture would not be obliged under the Code to make the Offers.
If and when Venture exercises the right to convert its Convertible Bonds into new Shares that will result in the making of the Offers, Venture will make an announcement of its firm intention to make the Offers. Shareholders of TCL should note that the Offers will only be made if the Venture Board exercises the right to convert its Convertible Bonds such that Venture holds not less than 30% of the total number of Shares in issue following such conversion. Shareholders of TCL are advised to exercise caution when dealing in the Shares and the Convertible Bonds.
Nothing in this announcement should be construed as Venture, CYI or HLA having a firm intention to make an offer for TCL.

Issued by
Venture Delta Limited

5 April 2006